

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Brandon Byrne
Partner
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201

> **Re: Sharps Compliance Corp.**
> **Form Schedule 14D-9**
> **Filed July 25, 2022**
> **File No. 005-53975**

Dear Mr. Byrne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the offer materials, unless otherwise indicated.

Schedule 14D9

The Solicitation or Recommendation, page 13

1. Please identify the "certain executive officers" that have entered into the Tender and Support Agreement. See Item 4 of Sch. 14D-9 and Item 10012(C) of Regulation M-A.

2. Please disclose each multiple and ratio for the selected companies in Raymond James' public trading multiple analysis. Furthermore, please disclose each EV analysis for each selected transaction.

3. Please disclose the terminal values for Sharps at end of calendar year 2021, and reasons for choosing the EVITDA multiples.

4. The disclosures on page 13 states that "the Company Board unanimously recommends that all of the Company's stockholders accept the offer." Item 4 of Schedule 14d-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 13e-2(a) of Regulation

14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company's position with respect to the Offer. Alternatively, please clarify that the Board's recommendation is being made on behalf of the Company.

5. We note the statements in Raymond James' opinion that "this letter is solely for the information of the Board of the Company." Please revise these statements, which attempt to limit a shareholders reliance on the opinion, or provide the legal basis for such limitations.

6. We note that under the header "Interests of Certain Persons," you indicate that "certain executive officers of the Company and certain members of the Company Board may be deemed to have certain interest in the Transactions, including the Offer and the Merger, that are different from or in addition to those of the Company's stockholders generally." This qualified, generic disclosure is not helpful in informing shareholders as to whether these individuals have different interests in the Merger or as to the nature of such interests. Please revise to summarize the interests of Sharp's executive officers and directors that differ from the interests of Sharp's stockholders.

Certain Management Forecasts, page 29

7. Expand to describe the assumptions and underlying limitations that form the basis for the projections, which you reference generically in this section.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions